

Mail Stop 3030

March 9, 2010

Via Facsimile and U.S. Mail

Thomas G. Archbold
Chief Financial Officer
Technology Research Corporation
5250-140th Avenue
North Clearwater, Florida 33760

>   **Re: Technology Research Corporation**
>   **Form 10-K for the fiscal year ended March 31, 2009**
>   **Filed June 18, 2009**
>   **File No. 0-13763**

Dear Mr. Archbold:

　　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended March 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Fiscal 2009 and 2008 Comparison

Gross profit

1.	We note that you are discussing an adjusted gross margin percentage. While disclosure of material items impacting your gross margin may be meaningful, your current disclosure results in the presentation of non-GAAP financial measures for which you have not included all of the disclosures required by Item 10(e) of Regulation S-K. Please revise the wording in future filings to remove the non-GAAP financial measures or otherwise provide all of the disclosures required by Item 10(e) of Regulation S-K.

2.	Notwithstanding the comment above, please explain to us and revise future filings to clearly disclose the nature and significant terms of any significant settlements. Please also explain how you have accounted for the settlement.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Exhibit 31.1 and Exhibit 31.2

3.	We note that you have omitted the language "internal control over financial reporting" from the introduction of paragraph 4 of your certifications and have also have omitted paragraph 4(b) from your certifications. The required certifications must be in the exact form prescribed. Please amend the Form 10-Q to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K. Please note this comment also applies to your Forms 10-Q for the quarterly periods ended June 30, 2009 and September 30, 2009.

	As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Thomas G. Archbold
Technology Research Corporation
March 9, 2010
Page 3

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me or Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643 with any questions.

Sincerely,

Lynn Dicker
Reviewing Accountant